UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)

GLOBAL INDEMNITY LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G3933F 105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,174,393(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.4%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine International GP, Ltd. beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 29.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 80.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine & Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,174,393(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.4%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine & Company, LLC beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 29.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 80.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. FP International LPH, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,174,393(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.4%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 41,027 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. FP International LPH, L.P. beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 29.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 80.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine Capital Co-Investors International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 163,885(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 163,885(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,885(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 23,575 Class A Ordinary Shares and 140,310 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine Capital Co-Investors International GP, Ltd. beneficially owns: (a) 3.4% of the Class B Ordinary Shares outstanding; (b) 1.2% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine Capital Fund II International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,010,508(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,010,508(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,508(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 28.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,452 Class A Ordinary Shares and 3,993,056 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine Capital Fund II International, L.P. beneficially owns: (a) 96.6% of the Class B Ordinary Shares outstanding; (b) 28.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 77.7% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. U.N. Holdings (Cayman) II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,041,934(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,041,934(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,934(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 14,763 Class A Ordinary Shares and 2,027,171 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Holdings (Cayman) II, Ltd. beneficially owns: (a) 49.0% of the Class B Ordinary Shares outstanding; (b) 14.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 39.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. U.N. Holdings (Cayman), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,968,574(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,968,574(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,574(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 2,689 Class A Ordinary Shares and 1,965,885 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Holdings (Cayman), Ltd. beneficially owns: (a) 47.6% of the Class B Ordinary Shares outstanding; (b) 13.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 38.3% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. U.N. Co-Investment Fund III (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 163,841(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 163,841(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,841(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 23,575 Class A Ordinary Shares and 140,266 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. U.N. Co-Investment Fund III (Cayman), L.P. beneficially owns: (a) 3.4% of the Class B Ordinary Shares outstanding; (b) 1.2% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Saul A. Fox
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,204,765(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,204,765(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,204,765(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.7%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,071,399 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Saul A. Fox beneficially owns: (a) 100% of the Class B Ordinary Shares outstanding; (b) 36.7% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 82.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Mercury Assets Delaware, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 762,670(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 762,670(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 762,670(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 762,670 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Mercury Assets Delaware, LLC beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 5.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 1.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Benjerome Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,030,372(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,030,372(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,372(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,030,372 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. The Benjerome Trust beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 7.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine Global, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 267,702(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 267,702(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,702(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 267,702 Class A Ordinary Shares and 0 Class B Ordinary Shares. Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(2)
Based on: (i) 10,046,737 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of January 10, 2018 and assuming the conversion of all such Class B Ordinary Shares (each of which is convertible into one Class A Ordinary Share), all of which are beneficially owned by a person or persons reporting on this statement on Schedule 13G. Fox Paine Global, Inc. beneficially owns: (a) 0.0% of the Class B Ordinary Shares outstanding; (b) 1.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

Item 1.

(a)	Name of Issuer:
Global Indemnity Limited (as successor issuer to Global Indemnity Plc)

(b)	Address of Issuer’s Principal Executive Offices:
27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands
Item 2.

(a)	Name of Person Filing:
Fox Paine International GP, Ltd.
Fox Paine & Company, LLC
FP International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.
U.N. Co-Investment Fund III (Cayman), L.P.
Saul A. Fox
Mercury Assets Delaware, LLC
Benjerome Trust
Fox Paine Global, Inc.

(b)	Address of Principal Business Office or, if none, Residence:
c/o Fox Paine & Company, LLC, 2105 Woodside Road, Suite D, Woodside, California 94062

(c)	Citizenship:
Fox Paine International GP, Ltd. – Cayman Islands
Fox Paine & Company, LLC – Delaware
FP International LPH, L.P.  – Cayman Islands
Fox Paine Capital Co-Investors International GP, Ltd. – Cayman Islands
Fox Paine Capital Fund II International, L.P. – Cayman Islands
U.N. Holdings (Cayman) II, Ltd. – Cayman Islands
U.N. Holdings (Cayman), Ltd. – Cayman Islands
U.N. Co-Investment Fund III (Cayman), L.P. – Cayman Islands
Saul A. Fox – United States
Mercury Assets Delaware, LLC – Delaware
Benjerome Trust – Nevada
Fox Paine Global, Inc. – Nevada

(d)	Title of Class of Securities:
Class A Ordinary Shares, $0.0001 par value per share

(e)	CUSIP Number: G3933F 105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership.
The information set forth on the cover pages to this filing is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2018
Date

Fox Paine International GP, Ltd.
Fox Paine & Company, LLC
FP International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.
U.N. Co-Investment Fund III (Cayman), L.P.
Saul A. Fox
Mercury Assets Delaware, LLC
Benjerome Trust
Fox Paine Global, Inc.

By:	/s/ Saul A. Fox
Name:	Saul A. Fox
Title:	Authorized Signatory